Peak Fintech Business Hub Shows Promising
Results Following Entry into Oil and Gas
Industry in Q3

Montreal, Quebec--(Newsfile Corp. - October 8, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTC: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that the arrival of its Business Hub in the oil and gas industry in China produced promising results in the third quarter of 2021.

As Peak continues its march to bring purchase order financing, cash flow management, payment processing, logistics and overall improved efficiency through its Business Hub to various supply-chain verticals in China, the Company quietly made its entry into the oil and gas industry in the early part of the third quarter of 2021 with a few pilot projects. The oil and gas sector is one of five key supply-chain verticals Peak believes it can leverage to eventually spread the use of its Business Hub to almost every industrial sector in China.

With 14.2M barrels of oil consumed per day, China is the world's second largest oil consumer behind only the United States. As China looks to cut down on carbon dioxide emissions and gradually reduce its dependence on coal as a source of energy, demand for other sources of energy such as oil will only increase. Therefore, Peak believes that introducing the Business Hub to the oil and gas industry not only provides it with an exceptional opportunity today, but that the Company could see the move pay considerable dividends for years to come. Peak strategically introduced its oil and gas related Business Hub services in Guangzhou. Located on the Pearl River just northwest of Hong Kong, Guangzhou is classified as a large-port megacity as it features both a large urban population and large volumes of port traffic. Once boasting the only Chinese port accessible to most foreign traders, Guangzhou is still where many large cargo ships fuel up for their long journeys, which makes it the ideal city for Peak to test the demand for its oil and gas related Business Hub services.

Working with some of China's biggest energy players, including PetroChina, Sinopec and British Petroleum (BP), Peak began to offer some of their larger distribution clients and their affiliated service stations in the city of Guangzhou the opportunity to purchase some of their products through the Company's Gold River platform and benefit from the Business Hub's value-added purchase order related services. While the new Business Hub clients were still getting acclimated with its features, the Hub still managed to process eleven transactions during the quarter for which 1.03B RMB (approximately CAD$200M) of financing was provided, generating over CAD$6M in revenue for the Company during the quarter. Peak will look to eventually service participants all along the oil and gas supply-chain, from refineries to service stations, but for now the Company is very pleased with the initial results of its venture into the space.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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